Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions)
(Unaudited)

	Nine Months Ended September 30,
	2008	2007
Earnings:
Income from continuing operations before taxes	$184.0	$105.3
Add (deduct):
Equity in income of non-consolidated affiliates	(31.1)	(34.4)
Capitalized interest	(2.2)	—
Fixed charges as described below	22.7	22.4
Total	$173.4	$93.3
Fixed Charges:
Interest expensed and capitalized	$13.7	$15.9
Estimated interest factor in rent expense(1)	9.0	6.5
Total	$22.7	$22.4
Ratio of earnings to fixed charges	7.6	4.2

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.